SECOND AMENDMENT
                                       TO
                                RIGHTS AGREEMENT


          Second Amendment, dated as of October 22, 1995, to the Rights Agreement, dated as of December 13, 1994 and amended by the First Amendment, dated as of May 23, 1995 (the "Rights Agreement"), between Top Source Technologies, Inc., a Delaware corporation (the "Company"), and Bank of New York, a New York Trust Company (the "Rights Agent").


                              W I T N E S S E T H :
          WHEREAS, the Company and the Rights Agent executed and delivered the Rights Agreement specifying the terms of the Rights (as defined therein); and
          WHEREAS, the Board of Directors of the Company deems it desirable to amend the Rights Agreement pursuant to the provisions of Section 26 of the Rights Agreement to make certain modifications to the Rights Agreement upon the terms and conditions hereinafter set forth.
          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:
          1.  a.  The definition of the term "Acquiring Person" set forth in
Section 1(a) of the Rights Agreement hereby is amended to read in its entirety as follows:
               "'Acquiring Person' shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates (as such term is hereinafter defined) and Associates (as such term is hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Voting Stock of the Company then outstanding; provided, that, if any Person, together with all Affiliates and Associates of such Person, is the Beneficial Owner of 10% or more of the outstanding Voting Stock of the Company as of December 13, 1994 (a "current 10% holder"), then such Person shall not be deemed to be an Acquiring Person unless and until such Person, together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 20% or more of the Voting Stock of the Company then outstanding (the 20% threshold referred to in this provision shall apply to a current 10% holder only so long as such Person's Beneficial Ownership of the Voting Stock equals or exceeds 10% of the outstanding shares, and if such Person's Beneficial Ownership of the Voting Stock were to be reduced after the date of this Agreement to below 10% of the outstanding shares, then the 15% threshold referred to in the 6th line of this definition thereafter shall apply to such Person); provided, further, that an Acquiring Person shall not include
     (i) an Exempt Person (as such term is hereinafter defined) or (ii) any Person, together with all Affiliates and Associates of such Person, who or which would be an Acquiring Person solely by reason of (A) being the Beneficial Owner of shares of Voting Stock of the Company, the Beneficial Ownership of which was acquired by such Person pursuant to any action or transaction or series of related actions or transactions approved by the Board of Directors before such Person otherwise became an Acquiring Person or (B) a reduction in the number of issued and outstanding shares of Voting Stock of the Company pursuant to a transaction or a series of related transactions approved by the Board of Directors of the Company; provided, further, that in the event such Person described in this clause (ii) does not become an Acquiring Person by reason of subclause (A) or (B) of this clause (ii), such Person nonetheless shall become an Acquiring Person in the event such Person thereafter acquires Beneficial Ownership of an addi-tional 1% of the Voting Stock of the Company, unless the acquisition of such additional Voting Stock would not result in such Person becoming an Acquiring Person by reason of subclause (A) or (B) of this clause (ii). Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith (but only if at the time of such determination by the Board of Directors there are then in office not less than two Continuing Directors and such action is approved by a majority of the Continuing Directors then in office) that a Person who would otherwise be an "Acquiring Person" as defined pursuant to the foregoing provisions of this paragraph (a) has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an "Acquiring Person" as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed an "Acquiring Person" for any purposes of this Rights Agreement."
          2. This Second Amendment to the Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.
          3. Except as specifically provided in this Second Amendment to the Rights Agreement, the Rights Agreement shall remain in full force and effect and shall in no way be amended, modified or affected.


          IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to the Rights Agreement to be duly executed, all as of the day and year first above written.

                                   TOP SOURCE TECHNOLOGIES, INC.


                                   By:/s/David Natan
                                      Name:  David Natan
                                      Title: Chief Financial
                                             Officer


                                   BANK OF NEW YORK


                                   By:/s/Ralph Chianese
                                      Name:  Ralph Chianese
                                      Title: Vice President